EXHIBIT 1.2

TEXT OF AMENDMENT TO ARTICLE FOUR,

PARAGRAPHS ONE AND TWO,

OF THE ARTICLES OF ASSOCIATION

(Text of Article Four, paragraphs 1 and 2 as amended, as recorded in the official registry)

ARTICLE FOUR

1.	The company has a fully paid up share capital of Euro 1,128,856,500.

2.	The company’s share capital comprises 1,128,856,500 shares with a nominal value of one Euro each, divided up as follows:

a)	1,128,856,000 ordinary shares;

b)	500 “A” shares.

(The remainder of Article Four was unchanged)